INVEST IN LIBROS 787

The one-stop shop for Latino books and authors





libros
787

libros787.com San Juan, Puerto Rico

LEAD INVESTOR

Alfredo Alvarez

Libros 787.com is a prime example of a company with a positive mission and a history of success that is open to investment. As an online bookstore dedicated to selling books written by Puerto Rican authors, they are not only promoting and preserving the culture and literature of the island but also connecting the diaspora with their homeland. With an estimated 5.5 million Puerto Ricans living outside the island, Books 787 is making a significant contribution to bridging the cultural gap and keeping the Puerto Rican community connected. Moreover, Books 787 is not just a cultural project, but also a thriving business that provides a platform for independent authors and publishers to showcase their work and reach a wider audience. By increasing the sales reach of independent authors and publishers in the yard, they are able to take books beyond the windows of local bookstores and bring literature directly to households, thus contributing to the increase in the supply of books in Puerto Rico. In short, investing in companies like Books 787 is not only a wise financial decision but also a way to support the promotion of literature and culture of Puerto Rico. Books 787's positive mission, history of success, and commitment to promoting Puerto Rican literature make them an attractive investment opportunity that offers both social and financial returns.

Invested $10,000 this round & $10,000 previously

Highlights

1. 100,000+ books sold online to more than 40,000 customers
2. A $4.8B TAM that is expected to grow
3. Impacted 300+ independent authors & local publishers
4. Libros787.com is the leading online bookstore in Puerto Rico
5. Proven Team - From $0 to over $2M in sales since 2018
6. 100% Latinx Owned

Our Team



Carlos Goyco CEO

After founding several startups, I entered the book selling industry with great ambition to disrupt such a traditional business (historically dominated by English-language books) and help Latinx get their stories out there.



Wilmer Jobeth Fernández CMO

In 2012, as the position of "Community Manager" was just being formulated, I began working for a global brand. Since then, I've been freelancing my marketing expertise to help businesses export their products from Puerto Rico to the world.



Carlos J. Laboy Creative Director

Started working on creative commercial projects once I came back from Europe. With such a scarce representation in film and photography, I wanted to show that Latinx can create meaningful stories without having to represent traditional stereotypes.

Why Libros787.com?



libros
787
Women in San Juan
Women in San Juan

In today's digital age, online bookstores have the power to bring a wealth of

knowledge and information to people around the world. Even though technology and online shopping are becoming more popular, it is still very hard to buy books written by Latinx authors, especially in Spanish.

How do we make Latino literature easier for everyone to access? What if we told you that five years ago, right after getting hit by a category five hurricane, two friends came up with the idea of creating an online bookstore that would connect Latino authors and readers all across Puerto Rico and the US?

Meet Libros787.com, an online bookstore curated by Latinos, for Latinos.



It's incredibly difficult to find bookstores with Latinx literature

Despite making up nearly 19% of the population, Latino continue to be underrepresented or misrepresented in the book publishing industry, according to a **new report released by the Government Accountability Office**

For Latino authors and readers, this can lead to a lack of representation in the literary canon, as well as a scarcity of books that accurately reflect the experiences and perspectives of the Latino community.

Unleash the power of Latin American words
sirena selena
Mayra Santos-Febres
PUERTO RICO
Fernando Picó
LA CARRETA
GABRIEL GARCÍA MÁRQUEZ
Crónica de una muerte anunciada
ISABEL ALLENDE
VIOLETA

Libros787.com offers a diverse range of Spanish-language books, including a large collection of Latin American authors and works in translation. We look for and highlight books by Latino authors, and we give them a way to reach a wider audience throReaders who identify as Latinx can now reconnect with their cultural roots while also exploring new perspectives.

Libros787.com is user-friendly, making it easy for Spanish-speaking readers to find and purchase the books they want. Our customer service team can also speak Spanish, which makes it easier to talk to them and gives you a more personalized shopping experience.

10K+
Curated Titles
250+
Indie Authors
100+
Publishers

Libros787.com is dedicated to promoting Latinx voices and narratives.

We look for books written by Latinx authors and put them in the spotlight. We also give them a way to reach a wider audience. This not only helps these authors, but also makes literature more diverse and gives more people a chance to work in the publishing industry.



We help indie publishers

> *Libros787.com has had a significant impact on the **Editorial of the Puerto Rican Institute of Culture**. Thanks to its platform, there has been an increase in our monthly sales and, in turn, a great exposure of our publications both in Puerto Rico and abroad. - Yomarie Osorio, Editorial ICP*

> *We came across Libros 787.com after seeing a report about them in the newspaper. My first impression was that of two young people with a lot of enthusiasm, a sense of responsibility, and ready to offer viable options for both parties. I had just started as director of **Editorial UPR** and the online sales page had closed due to budget issues. For that reason, I can say that the service of Libros 787.com supplied that need and since then, they have been one of our best customers. - Velia Rodríguez, Editorial UPR*

Customers around the world love Libros787.com



> I ordered a book that I had used in college for one of my Puerto Rican Studies class. I had loan that book to a friend and never got it back. I am so excited to have found it at Libros787.com. Thank you!
> — Cynthia García

> Great initiative, excellent service and fast delivery. I live in Pennsylvania and the service was fast. Keep up the good work!
> — David Fourquet

Our traction speaks louder!

Since it started in 2018, Libros787.com has grown and been very successful, which shows how much people want our platform and how loyal they are to us.

Lifetime Traction

$2M	100K+	40K+
Revenue	Books Sold	Customers

Orders by region (2022)

8,564 orders

This distribution of orders highlights the strong demand for our platform in Puerto Rico, where we have a well-established customer base.

However, it also highlights the significant growth potential that we have in the U.S. market, where only a third of our orders are coming from.



33% United States

67% Puerto Rico

The largest and fastest growing blindspot of the American Economy

$4.8 Billion | TAM
Total Addressable Market

The Latinx community in the United States is one of the fastest-growing and most dynamic populations in the country, making up nearly 19% of the total population and contributing over $2 trillion to the economy each year.

Projections show that by 2050, Latinx will make up for 29% of the total U.S. population.

2023 is the year

Our growth plan for the year is focused on improving our marketing, making more products available, and getting more people to know about us.

To reach these goals, we plan to start a number of important upgrades and projects, such as:





1) **Improved Marketing Efforts:** We plan to improve how we make content and use paid advertising to get more people to know about and use our platform. This will help us to reach new audiences and increase our client base in the U.S.

2) **Multi-Vendor Market Place:** We are creating a multi-vendor market place on our website. This will allow us to sell more books and other products from third-party sellers.

3) **Book Subscription Model:** We are launching a subscription book service, that will give our clients access to a curated selection of books on a monthly basis. This will give our platform a new and unique value proposition and make our clients more interested in using it.



Forward-looking projections are not guaranteed.



We're excited to give our clients and supporters access to invest in Libros787.com. Together, we can promote diversity and provide access to Spanish language books for all.

Descargas


Pitch Deck - Libros 787.pdf